IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ADOPTS BOARD RENEWAL GUIDELINES AND ANNOUNCES BOARD CHANGES

Toronto, Ontario, January 4, 2020 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announces that the Company has adopted new governance guidelines with respect to board renewal to reflect evolving governance best practices. The guidelines provide that: the average Board tenure should not exceed ten years, no director should chair a standing committee of the Board for more than ten years and no director should be the Board Chair for more than ten years. The new guidelines are being implemented immediately, thereby ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly and ongoing board succession.

In conjunction with these guidelines and in accordance with the Board’s previously stated commitment to diversity, two experienced executives (Anne Marie Toutant and Deborah Starkman) were appointed on December 14, 2020. In addition, the Company announces that John Caldwell has voluntarily decided to step down from the Board, effective today, and Mahendra Naik has decided not to stand for re-election at the upcoming meeting of shareholders. John and Mahendra represent a combined tenure on the Board of 46 years. Ron Gagel has been appointed as Chair of the Audit and Finance Committee.

Don Charter, Board Chair, stated: “On behalf of the entire Board we would like to thank both John and Mahendra for their long standing commitment and contributions to the Company.”

With these changes, and subsequent to the next meeting of its shareholders, the Board will be in full compliance with its new guidelines, comprising eight members, of which 38% (43% of independent directors) are female, and an average tenure of less than six years (down from approximately 12).

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.